UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 30, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: 30 July, 2009

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea Production Report SECOND QUARTER 2009 (Q uarterly report for the three months ended 30 June 2009. All dollar figures refer to US dollars.)
Group Overview
•	Quarterly production of 294,000 oz, taking half year production to a record 612,000 ounces.
•	Total cash costs for the group increased marginally to $368/oz for the quarter (excluding Ballarat), maintaining LGL’s low cost position.
•	Lihir Island Million Ounce Plant Upgrade continues on schedule and budget.
•	Pre-feasibility study commenced for development of gold deposits at Hirè, near Bonikro in Côte d’Ivoire.
•	Average realized cash gold price of $907/oz compared to $876/oz in the prior March quarter.
•	Remnant Equigold hedge book closed out during the quarter, leaving LGL gold production completely unhedged.
•	Share Purchase Plan completed in April raising approximately A$25 million.
•	Ballarat sale process commenced in July.
Outlook
•	Group production in 2009 remains on track to be in the range of 1.0 -1.2 million ozs, in line with previous guidance. Production in the current quarter will be significantly below the June quarter due to routine scheduled plant maintenance at Lihir Island.
•	Total cash costs per ounce for 2009 are expected to be maintained below $400/oz.
Production Summary (Ozs)

Operation	June Qtr 09	March Qtr 09	June Half 09
Lihir Island, PNG	219,436	246,711	466,147
Mt Rawdon, QLD	28,952	25,500	54,452
Bonikro, Côte d’Ivoire*	43,607	40,100	83,707
Ballarat, VIC	2,029	5,687	7,716

Total	294,024	317,998	612,022

*	Bonikro production reported on a 100% basis
Second Quarter Production Report 2009     Page 1 of 13

Production in the June quarter was the third highest on record for the company at 294,000 ounces.
Managing Director’s Review
Lihir Gold Ltd (LGL) achieved record production of 612,000 ounces in the first half of 2009, up from 566,000 ounces in the six months to December, 2008. The strong result was due to record production at Lihir Island in PNG, increased output at Mt Rawdon in Queensland, and a full six month contribution from the Bonikro operation in West Africa, which commenced production in October last year.
Production in the June quarter was the third highest on record for the company at 294,000 ounces, maintaining the momentum achieved over the previous two record quarters.
Significant operational progress was achieved in the June quarter, and the company is now reaping the benefits of having a diversified portfolio of producing mines.
At Lihir Island, the strong operational performance of recent quarters was maintained, with process plant throughputs close to record levels and the benefits of the flotation circuit evident in autoclave feed grades. Total production at the island was 219,000 ounces for the quarter, which is the fourth highest production on record. And for the half year, Lihir Island produced 466,000 ounces, which was a record for the operation.
The Million Ounce Plant Upgrade project remains on schedule and within budget. The project should see production capacity at the Island increase to an average of one million ounces from 2012. Preparation is now under way to enable ground treatment works to begin in the current half. Initial power supply for the expanded plant will be provided by barge mounted Heavy Fuel Oil generators, currently being sourced.
In Côte d’Ivoire, work has commenced on a pre-feasibility study for the construction of a mine at Hirè, around 10 kilometres from the Bonikro plant. Ore will be trucked to the Bonikro process plant for processing, potentially enabling gold production to be increased and extending the life of the Bonikro facility.

Meanwhile, an exploration program has commenced at Bonikro to delineate extensions of the ore body at depth and to the west. Elsewhere in Côte d’Ivoire, promising results from exploration activities continue to demonstrate the high prospectivity of the extensive exploration acreage held by the company.
In Australia, the ongoing review of the Ballarat project continued during the June quarter, leading to the announcement on 21 July of the proposed sale of the operation.
Recent mining and drilling experience together with a reassessment of historical mining records determined that the project would not sustain large scale bulk mining techniques, with production unlikely to achieve the scale and cost structure required to fit within the LGL portfolio.
Consequently, underground development has been reduced and total staff numbers have been brought down to approximately 100 in order to maintain operations during a transition to new ownership. This is expected to be concluded early in the New Year.
Another highlight of the quarter was the completion of a share purchase plan in mid-April, which was carried out in conjunction with a US$325 million institutional capital raising initiated in March. The SPP raised approximately A$25 million, with proceeds to be used to accelerate key stages of the planned process plant expansion at Lihir and to provide continued financial strength and flexibility for the group.
LGL also took advantage of favourable market conditions to close out the remaining Equigold hedge book during the June quarter. The transaction leaves LGL gold production completely unhedged, and well positioned to benefit from higher gold prices.
Financial Overview
Operating margins remained strong in the second quarter, benefiting from high gold prices. Gold sales totalled 322,000 ounces at an average realised cash price of $907/oz, up from $876/oz in the three months to March. Excluding Ballarat, gross cash margins for the quarter were at $443/oz, down from the record levels of $494/oz in the first quarter.
Outlook
Full year production for 2009 is expected to be in the range of 1.0 – 1.2 million oz. This will include production of 770,000 – 840,000 oz from Lihir Island, approximately 130-160,000 oz from Bonikro and 90-100,000 oz from Mt Rawdon. At Ballarat, production will be approximately 20,000 ounces.
Unit total cash costs are forecast to remain below $400 per ounce for the year, excluding Ballarat.
LGL continues to make good progress in the development of a diversified portfolio of high quality operations. The cornerstone Lihir Island operation is performing very well, and the many operational improvements implemented over the past three years are now clearly evident in production outcomes. Meanwhile, the Equigold acquisition is proving to be an excellent transaction for the company, bringing immediate increases in production as well as exciting growth opportunities in Côte d’Ivoire.
I look forward to reporting further operating and financial improvements as the year progresses.
ARTHUR HOOD
Managing Director
Second Quarter Production Report 2009     Page 3 of 13

Operations
PRODUCTION STATISTICS

									Change
			Second	First	First	Fourth	Third	Second	Q2 2009
			Quarter	Quarter	Half	Quarter	Quarter	Half	From
			2009	2009	2009	2008	2008	2008	Q1 2009
									%
Lihir Island
Mining	High grade ore	kt	1,630	1,402	3,031	1,950	1,950	3,900	16
	Economic grade ore	kt	1,655	911	2,566	1,642	2,451	4,093	82
	Material moved	kt	12,132	11,104	23,236	13,049	12,035	25,084	9

Processing	Ore milled	kt	1,561	1,591	3,152	1,578	1,685	3,263	-2
	Autoclave feed	kt	1,210	1,194	2,404	1,257	1,304	2,561	1
	Autoclave grade	Au g/t	6.64	7.27	6.95	7.09	6.07	6.57	-9
	Recovery	%	81.8	83.6	82.7	84	82.2	83.1	-2
	Gold poured	oz	219,436	246,711	466,147	246,865	216,371	463,236	-11

Mt Rawdon
Mining	Ore mined	kt	811	791	1,602	892	858	1,750	3
	Material moved	kt	2,502	2,799	5,301	2,551	2,741	5,292	-11

Processing	Ore milled	kt	835	821	1,656	831	870	1,701	2
	Ore grade	Au g/t	1.19	1.09	1.14	1.03	0.92	0.97	9
	Gold recovery	%	90.5	89.9	90.2	90.5	89.8	90.1	1
	Gold poured	oz	28,952	25,500	54,452	24,971	23,837	48,808	14
	Silver poured	oz	48,180	39,551	87,731	36,397	39,506	75,903	22

Bonikro
Mining	Ore mined	kt	572	520	1,092	668	299	967	10
	Material moved	bcm	1,285	1,101	2,386	1,307	1,363	2,670	17

Processing	Ore milled	kt	570	534	1,104	635		635	7
	Ore grade	Au g/t	2.42	2.31	2.37	2.19		2.19	5
	Gold recovery	%	96.7	92.8	94.8	90		90	4
	Gold poured	oz	43,607	40,100	83,707	36,735		36,735	9

Kirkalocka*
Processing	Ore milled	kt					150	150
	Ore grade	Au g/t					1.26	1.26
	Gold recovery	%					89.0	89.0
	Gold poured	oz					7,726	7,726

Ballarat
	Gold poured	oz	2,029	5,687	7,716	6,913	2,176	9,089	-65

LGL Group Production		oz	294,024	317,998	612,022	315,484	250,110	565,595	-8

*	Kirkalocka ceased production from 14 August 2008

LIHIR ISLAND
Mining
Material movements in the quarter totalled 12.1 million tonnes, which was 9% higher than the prior quarter due to more consistent operating performance over the period.
The focus of activity in the quarter was the continued mining of Phase 8, which has been the main source of high grade ore for the past six months, together with the development of Phases 11 and 12, which will supply high grade ore for the remainder of 2009 and 2010.
The solid outcome was despite exceptionally high rainfall during the quarter, which created unfavourable road and bench conditions. Overall mine production was slightly below plan due to low production drill availabilities, which restricted blasting and limited supply of broken ore. A replacement drill is now being mobilised to site and the remainder of the drill fleet is being overhauled to improve availabilities in future.
Pre-stripping of the next pit, to mine the Kapit ore body, is to commence in the current half using contractor mining supplied by local landowner companies. Ore production from Kapit is forecast to commence after 2012.
Processing
Overall gold production for the quarter was the fourth best recorded at Lihir Island since production commenced in 1997. Processing rates were maintained at the strong levels achieved in recent quarters, with throughput continuing to exceed 200 tonnes per autoclave per hour.
Gold grade of autoclave feed remained high, at 6.64 g/t, but below the prior quarter (7.27 g/t) due mainly to lower grade of ore supplied from the pit. Low sulphur grades also required blending of ore with lower gold grade material to meet autoclave operating requirements. This was partially offset by increased flotation throughput, which enabled production of concentrate with elevated gold and sulphur grades. Feed to the autoclaves was 1.2mt, which included 230kt of flotation concentrate at a gold grade of 9.3 g/t.
Recovery rates reduced slightly due to unfavourable ore characteristics.
Third quarter throughputs will be affected by scheduled maintenance. One of the three autoclaves will be shut for 55 days from August 15 for relining, and a total plant shutdown will take place from August 25 for 12 days.
Overall gold production for the quarter was the fourth best recorded at Lihir Island since production commenced in 1997.

Second Quarter Production Report 2009     Page 5 of 13

Mt Rawdon continued to demonstrate its consistent, low risk performance with total gold production in the quarter of 28,952 ounces.
Million Ounce Plant Upgrade
The Million Ounce Plant Upgrade (MOPU) project continues on schedule for completion by the end of 2011 and remains on budget. Expenditure commitments to date total $210 million, with major equipment ordered including grinding mills, oxygen plant and the new autoclave. Preparatory work has commenced with the relocation of existing infrastructure to allow ground treatment to begin. Design and engineering continues and is expected to be largely completed by year end. Activities are focussed on the early completion of parts of the process plant that will provide additional availability and recovery benefits, including the crusher and CIL circuit.
The Interim Power Station and associated infrastructure has also been approved by the Board, at an expected total cost of $160 million. This barge mounted facility, with a total generating capacity of 70MW, is expected to be operational in the first half of 2011, in time to commission the oxygen plant. During this time drilling for additional geothermal steam resources will continue.
Exploration
Exploration at Lihir Island during the quarter was focused on in-fill drilling within the Kapit ore body to upgrade inferred resources. A number of geothermal steam exploration wells also were drilled in the quarter.
MT RAWDON
Mt Rawdon continued to demonstrate its consistent, low risk performance, with total gold production in the quarter of 28,952 ounces, which was up 14% on the prior period. The increase was primarily due to higher gold grades, at 1.19 g/t, and improved recovery rates. Mill throughputs reduced marginally due to harder ores being treated and material movements were lower than the prior quarter due to difficult mining and blasting conditions in the pit.
A total of 48,180 ounces of silver were poured in the quarter, compared with 39,551 ounces in the prior three months to March, with the increase due to higher silver grades.

BONIKRO
The Bonikro operation continued to steadily increase output levels. In the June quarter, its third quarter of production, output was 43,607 ounces, which was an increase of 9% on the three months to March.
Mining activity moved through the oxide cap during the quarter and increasingly focused on accessing hard rock within the early stages of the pit. Material movements increased significantly in the June quarter, benefiting from additional equipment acquired in the first three months of the year. High rainfall which affected material movements in the first quarter persisted into the second three months, making mining conditions difficult. In-pit dewatering and pit drainage management has been improved and cutbacks are now being undertaken in accordance to the mine plan to expose new sources of high grade ore.
The process plant treated 570,000 tonnes of ore at a grade of 2.42 g/t, which was up from 2.31 g/t in the March quarter as high grade pods of ore were accessed in the upper levels of the pit. The bulk of ore treated in the second quarter was high grade oxide, but this has now transitioned into largely hard rock, which will provide the bulk of ore for the remainder of the mine life. Recovery rates were exceptional at 96.7%, assisted by high gravity gold recovery, which was running at 33% in the second quarter.
CÔTE D’IVOIRE EXPLORATION AND DEVELOPMENT
Exploration in Côte d’Ivoire continued to generate encouraging results in the June quarter.
A total of 68,000 metres of drilling was completed over 17 target areas in the quarter, producing more than 50,000 assay results.
Oumé
In the Oumé permit, which includes the Bonikro mine and the Dougbafla prospects approximately 15 kilometres north of Bonikro, extensive exploration was carried out. At Bonikro, a 14 hole exploration drilling program was aimed at delineating the Bonikro Deeps resource, which extends beneath and to the west of the current Bonikro pit. Of the 14 holes, 12 were completed in July, with assay results pending. Current resource at Bonikro totals 18.6mt @ 1.75 g/t Au for 1.047 million ounces in the measured and indicated category, and 6mt @ 2.09g/t Au for 318,000 ounces in the inferred category.
In addition, extensive drilling was carried out at Dougbafla to extend and upgrade the resource classification of the existing 2.64mt @ 1.8 g/t Au for 150,000 ounces of inferred resource as well as to identify additional potential satellite resources which may potentially provide feed for the Bonikro process plant.
Hiré
In the Hiré permit, which borders Oumé, extensive exploration work has again been aimed at identifying potential satellite deposits. These deposits are located approximately 10 kilometres to the south-east of the Bonikro plant.
The current indicated resource in Hirè totals 3.3mt @ 3.37 g/t Au for 352,000 ounces, with an additional 0.5mt @ 3.06 g/t Au for 148,000 ounces in the inferred category. An update to the resource is expected to be announced during the current quarter with recent drilling confirming further extensions to existing identified ore bodies.
Since the end of the quarter, the company has commenced work on a pre-feasibility study to establish a satellite operation at Hiré, with ore to be trucked to Bonikro for processing. Initial social and environmental impacts are being assessed.
Second Quarter Production Report 2009     Page 7 of 13

Approximately 70 kilometres to the north of Bonikro, prospects for a new stand-alone mine continued to improve.
Didievi
At Blaffo Guetto, in the Didievi permit, approximately 70 kilometres to the north of Bonikro, prospects for a new stand-alone mine continued to improve as drilling results confirmed significant mineralisation over a strike length of 1.8 kilometres. Approximately 7000 metres of RC drilling was carried out in the quarter.
Table 3: Significant intersections from Blaffo-Guetto

From (m)	To (m)	Interval (m)	Au (ppm)
0	4	4	3.51
64	100	36	5.04
1	3	3	1.88
35	41	6	2.77
76	100	24	3.35
35	78	43	4.32
87	95	9	1.05
27	32	5	1.26
92	93	1	30.10
10	17	7	1.39
11	18	7	1.58
83	90	7	8.27
24	26	2	2.04
72	73	2	1.17
0	12	12	3.47
Fetekro
At Fetekro, a recently acquired permit approximately 200 kilometres to the north of Bonikro, initial soil sampling has confirmed large soil anomalies previously identified by an earlier permit holder. A follow-up infill soil geochemistry programme has been initiated.

Financial Data
SALES

								Change
		Second	First	First	Fourth	Third	Second	Q2 2009
		Quarter	Quarter	Half	Quarter	Quarter	Half	From
		2009	2009	2009	2008	2008	2008	Q1 2009
								%
Lihir
Gold sold	Oz	240,046	225,350	465,396	264,792	200,480	465,272	+7
Price – spot	$/oz	922	910	916	813	865	835	+1

Ballarat
Gold sold	Oz	3,730	6,187	9,917	5,149	1,855	7,004	-40
Price – spot	$/oz	906	874	886	803	853	816	+4

Mt Rawdon
Gold sold	Oz	28,606	25,337	53,943	25,959	24,599	50,558	+13
Price – spot	$/oz	924	905	915	791	865	827	+2

Kirkalocka
Gold sold	Oz					10,487	10,487
Price – spot	$/oz					911	911

Bonikro
Gold sold	Oz	49,123	35,231	84,354	26,863		26,863	+39
Price – spot	$/oz	923	915	919	798		798	+1

LGL Group
Gold sold	Oz	321,505	292,105	613,610	322,762	237,421	560,184	+10
Price – realised cash	$/oz	907	876	892	792	847	815	+4
Price – spot	$/oz	922	910	916	810	867	834	+1
A total of 321,505 ounces was sold in the quarter, at an average cash price of $907/oz. This included hedge deliveries during the quarter of 10,663 ounces at A$599. The remainder of the hedge book, was closed out for approximately US$40 million.
Second Quarter Production Report 2009     Page 9 of 13

Financial Data continued
COSTS

									Change
		Second	First		First	Fourth	Third	Second	Q2 2009
		Quarter	Quarter		Half	Quarter	Quarter	Half	From
		2009	2009**		2009	2008	2008	2008	Q1 2009
									%
Lihir
Gross cash cost	$/oz	468	365		413	423	538	477	+28
Total cash costs	$/oz	345	303		323	362	411	385	+14

Mt Rawdon
Gross cash cost	$/oz	403	402		403	363	499		+0
Total cash costs	$/oz	381	351		367	332	459		+9

Kirkalocka
Gross cash cost*	$/oz						292
Total cash costs*	$/oz						292

Bonikro
Gross cash cost	$/oz	396	345	**	372	300		300	+15
Total cash costs	$/oz	396	385	**	391	307		307	+3

LGL Group (excl. Ballarat) ***
Gross cash cost	$/oz	464	382	**	421	403	527	458	+21
Total cash costs	$/oz	368	332	**	350	353	412	379	+11

*	Production and unit cost calculations ceased at end of August 2008 for Kirkalocka.

**	Figures have been restated for the Bonikro operation to include certain additional charges for the first quarter including insurance costs and other accruals on finalising the transition from start-up to steady production

***	The Ballarat operation is the subject of a sale process. Unit costs for Ballarat for the June quarter were $4699/oz.

Total cash costs for the group for the quarter were $464/oz (excluding Ballarat), which represents an increase of 11% from the prior quarter, and confirms LGL’s low cost producer status.

Aggregate gross cash costs for the group, excluding Ballarat, increased 13% to $135 million for the quarter, compared to the prior three months.

Lihir Island total cash costs for the June quarter remained low at $345/oz. Gross cash costs increased in absolute terms by 14%, due mainly to the weaker US dollar exchange rate and its impact on Australian dollar and PNG Kina denominated costs. Mining costs were higher in the quarter, with increases experienced in blasting, hauling and maintenance expenses. Power generation costs reduced in the quarter, due to lagged lower prices for HFO. Lower HFO costs were offset by higher diesel costs, with consumption increased in line with more material moved.
At Mt Rawdon, costs were adversely affected by the strengthening Australian dollar. In Australian dollar terms, aggregate gross cash costs were steady compared with the prior three months to March at A$15.4 million. But in US dollars, gross cash costs rose by 14%, in line with the increase in the Australian dollar. Higher production in the period enabled unit gross cash costs to remain steady, but total cash costs increased to $381/oz due to reductions in deferred stockpile and stripping costs in the quarter.

At Bonikro, total cash costs were the same as gross cash costs at $396/oz, despite the actual strip ratio for the quarter being above the average for the pit this was offset by a reduction of quantity and value of gold in circuit. Gross cash costs rose from $345/oz to $396/oz, as mining and processing tonnages increased and some additional costs were brought to account in finalising the transition from construction, through start up and into full production.

Further Information

CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be
directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares (including 1,046,662 restricted executive shares)
•	161,527,405 class B shares
DIRECTORS
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Second Quarter Production Report 2009     Page 11 of 13

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The information in this report that relates to Ore Reserves for the Bonikro and Mt Rawdon projects was compiled by Mr Morgan Hart.
Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Results and Mineral Resources for the Ballarat project was compiled by Mr Brad Cox.
Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group Resource Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Note to U.S. Investors
Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).
Second Quarter Production Report 2009     Page 13 of 13

Lihir Gold Limited
Drilling results for the Didievi Permit in Côte d’Ivoire for the three months ended 30 June 2009.
Please note: These results should be read in conjunction with the Second Quarter 2009 Production Report.
Competent Person
The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

			Type of						Final	Assay received		Gold intercept (>1ppm)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
DIDIEVI	Blaffo Gueto	DRC130	REVC	749,511	279,874	215	-60	127	100	0	100	0	4	4	3.51
												64	81	17	9.46
												88	89	1	1.55
												95	100	5	2.46
DIDIEVI	Blaffo Gueto	DRC131	REVC	749,530	279,852	218	-60	127	102	0	102
DIDIEVI	Blaffo Gueto	DRC132	REVC	749,575	279,812	219	-60	127	90	0	90	1	4	3	1.88
												25	26	1	1.74
												35	41	6	2.77
DIDIEVI	Blaffo Gueto	DRC133	REVC	749,596	279,788	219	-60	127	108	0	108
DIDIEVI	Blaffo Gueto	DRC134	REVC	749,531	279,598	193	-60	133	72	0	72	32	33	1	4.15
												57	59	2	2.38
DIDIEVI	Blaffo Gueto	DRC135	REVC	749,372	279,728	199	-60	133	100	0	100	34	35	1	1.42
DIDIEVI	Blaffo Gueto	DRC136	REVC	749,396	279,704	195	-60	133	112	0	112	76	85	9	1.77
												88	100	12	5.21
DIDIEVI	Blaffo Gueto	DRC137	REVC	749,428	279,668	196	-60	133	84	0	84	42	43	1	6.83
DIDIEVI	Blaffo Gueto	DRC138	REVC	749,453	279,648	198	-60	133	100	0	100	35	36	1	1.03
												41	78	37	4.93
												87	90	3	1.62
												94	95	1	1.39
DIDIEVI	Blaffo Gueto	DRC139	REVC	749,273	279,688	202	-60	133	90	0	90
DIDIEVI	Blaffo Gueto	DRC140	REVC	749,315	279,647	205	-60	138	120	0	120	27	32	5	1.26
												44	45	1	2.01
DIDIEVI	Blaffo Gueto	DRC141	REVC	749,218	279,598	219	-60	138	78	0	78
DIDIEVI	Blaffo Gueto	DRC142	REVC	749,242	279,576	218	-60	138	102	0	102
DIDIEVI	Blaffo Gueto	DRC143	REVC	749,283	279,534	218	-60	138	108	0	108
DIDIEVI	Blaffo Gueto	DRC144	REVC	749,305	279,511	217	-60	138	114	0	114
DIDIEVI	Blaffo Gueto	DRC145	REVC	749,206	279,468	232	-60	138	72	0	72
DIDIEVI	Blaffo Gueto	DRC146	REVC	749,162	279,512	243	-60	138	100	0	100	92	93	1	30.10
DIDIEVI	Blaffo Gueto	DRC147	REVC	749,231	279,448	233	-60	138	108	0	108
DIDIEVI	Blaffo Gueto	DRC148	REVC	749,142	279,531	254	-60	138	90	0	90
DIDIEVI	Blaffo Gueto	DRC149	REVC	749,127	279,124	192	-60	138	60	0	60
DIDIEVI	Blaffo Gueto	DRC150	REVC	749,149	279,102	186	-60	138	110	0	110
DIDIEVI	Blaffo Gueto	DRC151	REVC	748,908	279,064	214	-60	138	78	0	78	54	55	1	1.17
DIDIEVI	Blaffo Gueto	DRC152	REVC	748,928	279,042	207	-60	138	84	0	84
DIDIEVI	Blaffo Gueto	DRC153	REVC	748,950	279,019	203	-60	138	102	0	102
DIDIEVI	Blaffo Gueto	DRC154	REVC	748,865	278,961	200	-60	138	120	0	120	10	17	7	1.39
DIDIEVI	Blaffo Gueto	DRC155	REVC	748,884	278,936	198	-60	138	120	0	94
DIDIEVI	Blaffo Gueto	DRC162	REVC	749,484	279,832	214	-60	138	102	22	102	4	9	5	3.05
												74	76	2	19.37
DIDIEVI	Blaffo Gueto	DRC163	REVC	749,505	279,809	214	-60	138	102	0	102	10	11	1	1.09
												53	54	1	1.69
												64	65	1	1.17
												76	77	1	1.45
DIDIEVI	Blaffo Gueto	DRC164	REVC	749,540	279,774	215	-60	138	96	0	7

			Type of						Final	Assay received		Gold intercept (>1ppm)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
DIDIEVI	Blaffo Gueto	DRC169	REVC	749,475	279,697	202	-60	138	90	88	90
DIDIEVI	Blaffo Gueto	DRC170	REVC	749,493	279,675	204	-60	138	102	0	102	43	45	2	1.28
DIDIEVI	Blaffo Gueto	DRC171	REVC	749,318	279,712	194	-60	138	84	0	84	16	20	4	2.40
DIDIEVI	Blaffo Gueto	DRC172	REVC	749,340	279,690	195	-60	138	100	0	1	10	14	4	7.01
												21	23	2	1.19
												90	91	1	3.93
DIDIEVI	Blaffo Gueto	DRC196	REVC	749,070	279,114	191	-60	138	72	21	72	35	37	2	1.04
												43	44	1	9.82
DIDIEVI	Blaffo Gueto	DRC197	REVC	749,111	279,073	184	-60	138	102	0	102
DIDIEVI	Blaffo Gueto	DRC198	REVC	748,950	279,087	211	-60	138	60	0	60
DIDIEVI	Blaffo Gueto	DRC199	REVC	748,966	279,071	209	-60	138	84	0	84	58	59	1	1.28
DIDIEVI	Blaffo Gueto	DRC200	REVC	748,994	279,045	202	-60	138	111	0	81	106	110	4	1.69